Ossen Innovation Regains Compliance with

NASDAQ Minimum Bid Price Rule

SHANGHAI, Jan. 30, 2012 /PRNewswire-Asia-FirstCall/ --Ossen Innovation Co., Ltd. ("Ossen" or the "Company") (NASDAQ: OSN - News), a China-based manufacturer of an array of plain surface, rare earth and zinc coated pre-stressed steel materials, today announced that the Company has received a letter from the NASDAQ Stock Market dated January 27, 2012 advising the Company that the closing bid price of the Company's stock on NASDAQ has been at $1.00 per share or greater for the last 10 consecutive business days. Accordingly, the Company has regained compliance with the minimum bid price requirement for continued listing on the NASDAQ Global Market.

About Ossen Innovation Co., Ltd.

Ossen Innovation Co., Ltd. manufactures and sells a wide variety of plain surface pre-stressed steel materials and rare earth coated and zinc coated pre-stressed steel materials. The Company's products are mainly used in the construction of bridges, as well as in highways and other infrastructure projects. Ossen has two manufacturing facilities located in Maanshan, Anhui Province, and Jiujiang, Jiangxi Province.

Safe Harbor Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks outlined in the Company's public filings with the Securities and Exchange Commission, including the Company's annual report on Form 20-F, as amended. All information provided in this press release is as of the date hereof. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For more information, please contact:

Ossen Innovation Co., Ltd.
Alan Jin, Chief Financial Officer
Email: alanjin@osseninnovation.com
Phone: +86 (21) 6888-8886
Web: www.osseninnovation.com

Investor Relations:
MZ North America
Ted Haberfield, Managing Partner
Phone: +1-760-755-2716
Email: thaberfield@hcinternational.net
Web: www.mz-ir.com